[redacted]

09042967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
NOV 27 2009
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haywood Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 - 400 Burrard Street
(No. and Street)

Vancouver	BC	V6C 3A6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Dunlap, Chief Financial Officer — 604-697-7108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Dunlap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haywood Securities (U.S.A.) Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

Notary Public

ZAHRA H. RAMJI
SUITE 1810
1111 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 4M3
Barrister & Solicitor

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MARKETS

HAYWOOD USA

HAYWOOD SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

(IN U.S. DOLLARS)

September 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Haywood Securities (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Haywood Securities (U.S.A.) Inc.** as of September 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We are not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, this financial statement referred to above presents fairly, in all material respects, the financial position of **Haywood Securities (U.S.A.) Inc.** at September 30, 2009 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Vancouver, Canada,
October 30, 2009.

Chartered Accountants

STATEMENT OF FINANCIAL CONDITION

As of September 30
(expressed in US dollars)

	2009
	$
ASSETS	
Current	
Cash	2,462,096
Restricted cash *[note 5]*	250,441
Accounts receivable	13,586
Prepaid expenses	21,585
Income taxes recoverable	566,278
Due from customers	85,687
Due from broker/dealers *[note 8]*	1,280,557
Deposits and amounts receivable from broker/dealers *[note 6]*	87,342
Marketable securities	67,571
Total assets	4,835,143
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable and accrued liabilities	57,849
Due to customers	1,280,557
Due to broker/dealers *[note 8]*	85,687
Due to Haywood Securities Inc., without interest or stated terms of repayment	8,828
Total current liabilities	1,432,921
Contingencies and commitments *[note 9]*	
Stockholder's equity	
Common stock *[note 7]*	100
Retained earnings	3,402,122
Total stockholder's equity	3,402,222
Total liabilities and stockholder's equity	4,835,143

See accompanying notes

On behalf of the Board:

Director Director

NOTES TO
STATEMENT OF FINANCIAL CONDITION
September 30, 2009
(expressed in US dollars)

1. NATURE OF OPERATIONS

Haywood Securities (U.S.A.) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority. The Company was incorporated under the laws of British Columbia, Canada on September 9, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc., a Canadian company.

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Southwest Securities, Inc. and Haywood Securities Inc., an affiliated company. The Company generally does not handle nor hold any client monies and securities relating to client accounts in the normal course of business, although the Company is authorized to do so.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Marketable securities are valued at fair value at the financial statement date. Unrealized gains and losses are included in income on a trade-date basis. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign currency translation

The functional currency of the Company is the U.S. dollar. Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the financial statement date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction date. Gains and losses from currency translations are included in the determination of net income for the year.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered.

3. CHANGE IN ACCOUNTING POLICIES

Fair value measurements

Effective October 1, 2008, the Company adopted the ASC 820, *Fair Value Measurements*. There was no impact on the Company's financial statements as a result of the adoption. Refer to note 4 for further information.

The hierarchy of U.S. generally accepted accounting principles ["U.S. GAAP"]

FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of the financial statements that are presented in conformity with U.S. GAAP. The Company adopted the standard effective October 1, 2008 with no impact on its financial statements.

(expressed in US dollars)

Future accounting pronouncements

Accounting for uncertainty in income taxes

On July 13, 2006, the Financial Accounting Standards Board ["FASB"] released Accounting Standards Codification ["ASC"] No. 740 ["ASC 740"], formerly known as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. Adoption of ASC 740 for eligible non-public enterprises is required for fiscal years beginning after December 15, 2008. The adoption of this standard is not expected to have a material impact on the Company's income or financial condition.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted cash, accounts receivable, marketable securities, amounts due to/from customers, amounts due to/from broker/dealers, deposits and amounts receivable from broker/dealers, amounts due from Haywood Securities Inc., and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk as a result of its dealing in equity securities. The Company mitigates its market risk exposure through controls to limit the concentration levels and capital usage within its accounts.

Fair value measurements

ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access; Level 2 inputs are inputs, other than quoted prices in active markets, that are either directly or indirectly observable; Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions about how the market participants would price the asset or liability.

All of the Company's financial assets and liabilities which are reported at fair value meets the definition of Level 1 inputs.

5. RESTRICTED CASH

Cash on deposit of $250,441 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the SEC.

(expressed in US dollars)

6. DEPOSITS AND AMOUNTS RECEIVABLE FROM BROKER/DEALER

Under the terms of the fully disclosed clearing agreement with Southwest Securities Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $51,018 as at September 30, 2009.

7. COMMON STOCK

	2009 $
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares	100

8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

[a] At September 30, 2009, amounts due to/from broker/dealers represent amounts due to/from the Company's parent, Haywood Securities Inc., for failed settlements on trades executed in the normal course of business.

9. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, including Indirect Guarantees of Indebtedness of Others, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2009, the total amount of customer balances maintained by its clearing broker subject to such indemnification was $110,142. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

10. REGULATORY NET CAPITAL REQUIREMENTS

The Company follows the aggregate indebtedness method under Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. At September 30, 2009, the Company had net capital of $2,655,216, an excess of $2,405,216 over the minimum requirements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.

CAPITAL MARKETS

HAYWOOD USA

HAYWOOD SECURITIES (USA) INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

(IN U.S. DOLLARS)

September 30, 2009

Report and Supplementary Report Of Independent Registered Public Accounting Firm

[Confidential Pursuant to Rule 17a-5(e)(3)]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Haywood Securities (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Haywood Securities (U.S.A.) Inc.** as of September 30, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Haywood Securities (U.S.A.) Inc.** at September 30, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Vancouver, Canada,
October 30, 2009.

Chartered Accountants

STATEMENT OF FINANCIAL CONDITION

As of September 30
(expressed in US dollars)

	2009 $
ASSETS	
Cash	2,462,096
Restricted cash *[note 5]*	250,441
Accounts receivable	13,586
Prepaid expenses	21,585
Income taxes recoverable	566,278
Due from customers	85,687
Due from broker/dealers *[note 8]*	1,280,557
Deposits and amounts receivable from broker/dealers *[note 6]*	87,342
Marketable securities	67,571
Total assets	4,835,143
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	57,849
Due to customers	1,280,557
Due to broker/dealers *[note 8]*	85,687
Due to Haywood Securities Inc., without interest or stated terms of repayment	8,828
Total liabilities	1,432,921
Contingencies and commitments *[note 10]*	
Stockholder's equity	
Common stock *[note 7]*	100
Retained earnings	3,402,122
Total stockholder's equity	3,402,222
Total liabilities and stockholder's equity	4,835,143

See accompanying notes

On behalf of the Board:

Director

Director

STATEMENT OF OPERATIONS

Year ended September 30
(expressed in US dollars)

	2009 $
REVENUE	
Commissions	3,151,610
Interest	64,645
Loss on investments	(31,288)
Other loss	(9,431)
	3,175,536
EXPENSES	
Commissions	1,615,461
Communications and technology *[note 8]*	232,022
Consulting fees	31,299
Data processing	90,981
Insurance	21,595
Membership and exchange fees *[note 8]*	234,666
Marketing and promotion *[note 8]*	34,887
Office and general *[note 8]*	81,477
Postage and courier *[note 8]*	26,950
Printing and stationery *[note 8]*	28,961
Professional fees	55,689
Regulatory	15,112
Rent *[note 8]*	104,884
Repairs and maintenance *[note 8]*	42,758
Salaries and benefits *[note 8]*	501,345
Staff development	27,528
Travel	28,697
	3,174,312
Income before income taxes	1,224
Provision for income taxes *[note 9]*	10,767
Loss for the year	(9,543)

See accompanying notes

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended September 30
(expressed in US dollars)

	2009
	$
COMMON STOCK *[note 7]*	
Balance, beginning and end of year	100
RETAINED EARNINGS	
Balance, beginning of year	3,411,665
Loss for the year	(9,543)
Balance, end of year	3,402,122
Total stockholder's equity	3,402,222

See accompanying notes

STATEMENT OF CASH FLOWS

Year ended September 30
(expressed in US dollars)

	2009 $
OPERATING ACTIVITIES	
Loss for the year	(9,543)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
Decrease in restricted cash	352,362
Decrease in accounts receivable	54,407
Decrease in prepaid expenses	7,643
Increase in income taxes recoverable	(203,559)
Increase in net amounts due to customers	1,037,744
Increase in net amounts due from broker/dealers	(1,047,744)
Increase in deposits and amounts receivable from broker/dealers	(6,128)
Decrease in marketable securities	30,559
Decrease in accounts payable and accrued liabilities	(26,105)
Net cash used in operating activities	189,636
FINANCING ACTIVITIES	
Decrease in amounts due to Haywood Securities Inc.	(1,764)
Net cash used in financing activities	(1,764)
Net increase in cash during the year	187,872
Cash, beginning of year	2,274,224
Cash, end of year	2,462,096
Supplemental cash flow information	
Interest paid	—
Income taxes paid	458,534

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

September 30, 2009
(expressed in US dollars)

1. NATURE OF OPERATIONS

Haywood Securities (U.S.A.) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority. The Company was incorporated under the laws of British Columbia, Canada on September 9, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc., a Canadian company.

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Southwest Securities, Inc. and Haywood Securities Inc., an affiliated company. The Company generally does not handle nor hold any client monies and securities relating to client accounts in the normal course of business, although the Company is authorized to do so.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services, recognized on a trade date basis. It also includes new issue and private placements revenue consisting of finders' fees and commissions earned on initial and secondary public offerings and private placements of securities. Revenue from finders' fees and commissions earned on initial and secondary public offerings and private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Gains and losses on investments consist of unrealized gains and losses recognized on the mark to market of the marketable securities.

Interest revenue consists of amounts earned on cash deposited in bank accounts and on client balances held at Southwest Securities, Inc. Interest is recognized on an accrual basis.

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Marketable securities are valued at fair value at the financial statement date. Unrealized gains and losses are included in income on a trade-date basis. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign currency translation

The functional currency of the Company is the U.S. dollar. Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the financial statement date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction date. Gains and losses from currency translations are included in the determination of net income for the year.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered.

(expressed in US dollars)

3. CHANGE IN ACCOUNTING POLICIES

Fair value measurements

Effective October 1, 2008, the Company adopted the ASC 820, *Fair Value Measurements*. There was no impact on the Company's financial statements as a result of the adoption. Refer to note 4 for further information.

The hierarchy of U.S. generally accepted accounting principles ["U.S. GAAP"]

FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of the financial statements that are presented in conformity with U.S. GAAP. The Company adopted the standard effective October 1, 2008 with no impact on its financial statements.

Future accounting pronouncements

Accounting for uncertainty in income taxes

On July 13, 2006, the Financial Accounting Standards Board ["FASB"] released Accounting Standards Codification ["ASC"] No. 740 ["ASC 740"], formerly known as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. Adoption of ASC 740 for eligible non-public enterprises is required for fiscal years beginning after December 15, 2008. The adoption of this standard is not expected to have a material impact on the Company's income or financial condition.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted cash, accounts receivable, marketable securities, amounts due to/from customers, amounts due to/from broker/dealers, deposits and amounts receivable from broker/dealers, amounts due from Haywood Securities Inc., and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk as a result of its dealing in equity securities. The Company mitigates its market risk exposure through controls to limit the concentration levels and capital usage within its accounts.

Fair value measurements

ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

(expressed in US dollars)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access; Level 2 inputs are inputs, other than quoted prices in active markets, that are either directly or indirectly observable; Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions about how the market participants would price the asset or liability.

All of the Company's financial assets and liabilities which are reported at fair value meets the definition of Level 1 inputs.

5. RESTRICTED CASH

Cash on deposit of $250,441 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the SEC.

6. DEPOSITS AND AMOUNTS RECEIVABLE FROM BROKER/DEALER

Under the terms of the fully disclosed clearing agreement with Southwest Securities Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $51,018 as at September 30, 2009.

7. COMMON STOCK

	2009 $
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares	100

8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

[a] At September 30, 2009, amounts due to/from broker/dealers represent amounts due to/from the Company's parent, Haywood Securities Inc., for failed settlements on trades executed in the normal course of business.

(expressed in US dollars)

[b] The following expenses were charged by Haywood Securities Inc., in accordance with an "Expense-Sharing Agreement" executed between the companies on October 1, 2007:

	2009 $
Communications and technology	185,919
Membership and exchange fees	159,813
Marketing and promotion	34,887
Office and general	76,747
Postage and courier	21,134
Printing and stationery	23,810
Rent	104,884
Repairs and maintenance	42,758
Salaries and benefits	501,345
	1,151,297

9. INCOME TAXES

The Company is taxed in a Canadian jurisdiction and as such is bound by Canadian tax laws.

The current portion of the income tax expense included in the statement of operations, as determined in accordance with ASC 740, *Accounting for Income Taxes*, is as follows:

	2009 $
Federal	22,940
Provincial	(12,173)
	10,767

(expressed in US dollars)

The Company's provision for income taxes differs from the amount that would be computed by applying the combined federal and provincial income tax rates as a result of the following:

	2009 $
Income before income taxes	1,224
Statutory tax rates	32.3%
Income taxes at the statutory rates	395
International financial activity recovery of provincial income taxes	(8,044)
Non-deductible expenses and other	18,416
Income tax expense - current and deferred	10,767

The Company is registered under the International Financial Activities Act of British Columbia. As all of the Company's activities are those of an international financial business, carried on in British Columbia, the Company is entitled to a partial refund of provincial income taxes upon assessment of its federal income tax return.

10. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, including Indirect Guarantees of Indebtedness of Others, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2009, the total amount of customer balances maintained by its clearing broker subject to such indemnification was $110,142. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

11. REGULATORY NET CAPITAL REQUIREMENTS

The Company follows the aggregate indebtedness method under Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. At September 30, 2009, the Company had net capital of $2,655,216, an excess of $2,405,216 over the minimum requirements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.

SUPPLEMENTAL INFORMATION

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As of September 30
Firm ID: 042072

		2009 $
Total stockholder's equity		3,402,222
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable	13,586	
Prepaid expenses	21,585	
Income taxes recoverable	566,278	
Total non-allowable assets		(601,449)
Aged fail-to-deliver		(72,195)
Other deductions and/or charges		(63,084)
Haircuts on securities		(10,136)
Haircut on foreign currency balances		(142)
Net capital		2,655,216
[a] Minimum net capital required (6 2/3% of aggregate indebtedness)		95,471
[b] Minimum dollar requirement		250,000
Minimum net capital (greater of a and b)		250,000
Excess net capital		2,405,216
Computation of aggregate indebtedness		
Total allowable liabilities from Statement of Financial Condition		1,432,921
Adjustment based upon deposits in Special Reserve Bank Accounts		(857)
Total aggregate indebtedness		1,432,064
Percentage of total aggregate indebtedness to net capital		53.93%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's September 30, 2009 unaudited FOCUS Part II Report.

See accompanying Supplementary Report of Independent Auditors on Internal Control

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

[Expressed in U.S. dollars]

As of September 30
Firm ID: 042072

	2009 $
Credit balances	
Free credit balances and other credit balances in customers' security accounts	1,280,557
Customers' securities failed to receive	85,687
Total 15c3-3 credits	1,366,244
Debit balances	
Debit balances in customers' cash and margin accounts	84,830
Failed to deliver of customers' securities not older than 30 calendar days	1,280,557
Total 15c3-3 debits	1,365,387
Reserve computation	
Excess of total credits over total debits	857
Amounts held on deposit in "Reserve Bank Accounts"	250,441
Frequency of computation	**Weekly**

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's September 30, 2009 unaudited FOCUS Part II Report.

Schedule III

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of September 30

State the market valuation and the number of items of:

	2009 $
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of September 30, 2009, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	—
A. Actual number of items	—
2. Customers' fully paid securities and excess margin securities for which instructions to reduce for possession or control had not been issued as of September 30, 2009, excluding items existing from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	—
A. Actual number of items	—

SUPPLEMENTARY REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Stockholder of
Haywood Securities (U.S.A.) Inc.

In planning and performing our audit of the financial statements of Haywood Securities (U.S.A.) Inc. [the "Company"], as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ["internal control"] as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ["SEC"], we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness [or aggregate debits] and net capital under Rule 17a-3(a)(ii) and the Reserve required by Rule 15c3-3(e);
2. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants

Vancouver, Canada,
October 30, 2009.

CAPITAL MARKETS

HAYWOOD USA

HAYWOOD SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

(IN U.S. DOLLARS)

September 30, 2009

SEC Mail Processing
Section

NOV 2 7 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Washington, DC
110

To the Stockholder of
Haywood Securities (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Haywood Securities (U.S.A.) Inc.** as of September 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We are not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, this financial statement referred to above presents fairly, in all material respects, the financial position of **Haywood Securities (U.S.A.) Inc.** at September 30, 2009 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Vancouver, Canada,
October 30, 2009.

Chartered Accountants

STATEMENT OF FINANCIAL CONDITION

As of September 30 *(expressed in US dollars)*	2009 $
ASSETS	
Current	
Cash	2,462,096
Restricted cash *[note 5]*	250,441
Accounts receivable	13,586
Prepaid expenses	21,585
Income taxes recoverable	566,278
Due from customers	85,687
Due from broker/dealers *[note 8]*	1,280,557
Deposits and amounts receivable from broker/dealers *[note 6]*	87,342
Marketable securities	67,571
Total assets	4,835,143
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable and accrued liabilities	57,849
Due to customers	1,280,557
Due to broker/dealers *[note 8]*	85,687
Due to Haywood Securities Inc., without interest or stated terms of repayment	8,828
Total current liabilities	1,432,921
Contingencies and commitments *[note 9]*	
Stockholder's equity	
Common stock *[note 7]*	100
Retained earnings	3,402,122
Total stockholder's equity	3,402,222
Total liabilities and stockholder's equity	4,835,143

See accompanying notes

On behalf of the Board:

Director   Director

1. NATURE OF OPERATIONS

Haywood Securities (U.S.A.) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority. The Company was incorporated under the laws of British Columbia, Canada on September 9, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc., a Canadian company.

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Southwest Securities, Inc. and Haywood Securities Inc., an affiliated company. The Company generally does not handle nor hold any client monies and securities relating to client accounts in the normal course of business, although the Company is authorized to do so.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Marketable securities are valued at fair value at the financial statement date. Unrealized gains and losses are included in income on a trade-date basis. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign currency translation

The functional currency of the Company is the U.S. dollar. Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the financial statement date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction date. Gains and losses from currency translations are included in the determination of net income for the year.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered.

3. CHANGE IN ACCOUNTING POLICIES

Fair value measurements

Effective October 1, 2008, the Company adopted the ASC 820, *Fair Value Measurements*. There was no impact on the Company's financial statements as a result of the adoption. Refer to note 4 for further information.

The hierarchy of U.S. generally accepted accounting principles ["U.S. GAAP"]

FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of the financial statements that are presented in conformity with U.S. GAAP. The Company adopted the standard effective October 1, 2008 with no impact on its financial statements.

(expressed in US dollars)

Future accounting pronouncements

Accounting for uncertainty in income taxes

On July 13, 2006, the Financial Accounting Standards Board ["FASB"] released Accounting Standards Codification ["ASC"] No. 740 ["ASC 740"], formerly known as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. Adoption of ASC 740 for eligible non-public enterprises is required for fiscal years beginning after December 15, 2008. The adoption of this standard is not expected to have a material impact on the Company's income or financial condition.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted cash, accounts receivable, marketable securities, amounts due to/from customers, amounts due to/from broker/dealers, deposits and amounts receivable from broker/dealers, amounts due from Haywood Securities Inc., and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk as a result of its dealing in equity securities. The Company mitigates its market risk exposure through controls to limit the concentration levels and capital usage within its accounts.

Fair value measurements

ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access; Level 2 inputs are inputs, other than quoted prices in active markets, that are either directly or indirectly observable; Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions about how the market participants would price the asset or liability.

All of the Company's financial assets and liabilities which are reported at fair value meets the definition of Level 1 inputs.

5. RESTRICTED CASH

Cash on deposit of $250,441 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the SEC.

(expressed in US dollars)

6. DEPOSITS AND AMOUNTS RECEIVABLE FROM BROKER/DEALER

Under the terms of the fully disclosed clearing agreement with Southwest Securities Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $51,018 as at September 30, 2009.

7. COMMON STOCK

	2009 $
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares	100

8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

[a] At September 30, 2009, amounts due to/from broker/dealers represent amounts due to/from the Company's parent, Haywood Securities Inc., for failed settlements on trades executed in the normal course of business.

9. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, including Indirect Guarantees of Indebtedness of Others, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2009, the total amount of customer balances maintained by its clearing broker subject to such indemnification was $110,142. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

10. REGULATORY NET CAPITAL REQUIREMENTS

The Company follows the aggregate indebtedness method under Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. At September 30, 2009, the Company had net capital of $2,655,216, an excess of $2,405,216 over the minimum requirements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.